CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR AND FEDEX

March 31, 2015

Sonia Barros, Esq.

Sara von Althann, Esq.
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             National Storage Affiliates Trust
Registration Statement on Form S-11
Filed February 13, 2015
CIK No. 0001618563

File No. 333-202113

Responses to Staff comments made by letter dated February 26, 2015

Dear Ms. Barros and Ms. von Althann:

On behalf of our client, National Storage Affiliates Trust, a Maryland real estate investment trust (the “Company”), set forth below is the response of the Company to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 26, 2015 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-11, which was filed with the SEC on February 13, 2015 (the “Registration Statement”).  Where appropriate, the term “Company” includes the Company’s operating partnership, NSA OP, LP, a Delaware limited partnership.  Concurrently with the submission of this response letter, the Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (as so amended, the “Amended Registration Statement”).  The Amended Registration Statement has been updated in response to Staff’s comment made in the Comment Letter. In addition, the Company has revised the Amended Registration Statement to update other disclosures.

The Company has enclosed with this letter a marked copy of the Amended Registration Statement (the “Marked Copy”), which was filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement.  All page references in the response below are to the pages of the Marked Copy of the Amended Registration Statement unless otherwise specified.

General

1.                                      We note your response to our prior comment one and the revisions to your filing. It appears that your revisions are limited to disaggregating only the number of properties by (1) properties acquired as of the most recent balance sheet date included in your filing, (2) those acquired subsequent to the most recent balance sheet date included in your filing and (3) those probable of acquisition. Please further revise the applicable tables to disaggregate the quantitative data contained therein.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure to include additional footnote disclosure in the table under the caption “Prospectus Summary—Company Overview—Our PROs” on page 3, the table under the caption “Prospectus Summary—Our Properties” on page 16, the table under the caption “Business and Properties—Our PROs” on pages 106 and 107, and the table under the caption “Business and Properties—Our Properties” on page 121 to break out the 21 properties that the Company had not acquired as of the date of the prospectus included in the Registration Statement.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8527 or Andrew S. Epstein at (212) 878-8332.

Sincerely,

/s/ Jay L. Bernstein
Jay L. Bernstein

cc:                                Securities and Exchange Commission

Jennifer Monick, Senior Staff Accountant

Robert Telewicz, Senior Staff Accountant

National Storage Affiliates Trust

Arlen D. Nordhagen

Tamara D. Fischer

Clifford Chance US LLP

Andrew S. Epstein

Latham & Watkins LLP

Julian Kleindorfer